Exhibit 99.3

Condensed interim consolidated financial statements of Liminal BioSciences Inc.

For the quarter and six months ended June 30, 2021

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	June 30,	December 31,
	2021	2020

ASSETS
Current assets
Cash	$29,648	$45,075
Accounts receivable and others	1,650	4,081
Inventories	—	9,377
Prepaids	6,668	14,486
Assets of disposal group held for sale (note 3)	28,270	—
Total current assets	66,236	73,019

Other long-term assets	285	1,353
Capital assets (note 4)	5,738	18,791
Right-of-use assets (note 5)	1,850	8,557
Intangible assets (note 6)	4,538	15,492
Deferred tax assets	572	572
Total assets	$79,219	$117,784

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$9,375	$16,835
Current portion of lease liabilities (note 7)	4,807	6,946
Current portion of provisions (note 8)	3,078	—
Current portion of long-term debt (note 10)	2,600	—
Liabilities of disposal group held for sale (note 3)	8,095	—
Total current liabilities	27,955	23,781

Long-term portion of lease liabilities (note 7)	19,329	26,506
Provisions (note 8)	18,850	—
Warrant liability (note 9)	10,084	11,640
Long-term debt (note 10)	39,150	40,532
Other long-term liabilities	103	313
Total liabilities	$115,471	$102,772

EQUITY (DEFICIENCY)
Share capital (note 11a)	$977,261	$977,261
Contributed surplus (note 11b)	41,722	39,877
Warrants (note 11c)	95,856	95,856
Accumulated other comprehensive loss	(2,973)	(3,030)
Accumulated other comprehensive income of disposal group held for sale	—	184
Deficit	(1,139,354)	(1,087,049)
Equity attributable to owners of the parent	(27,488)	23,099
Non-controlling interests	(8,764)	(8,087)
Total equity (deficiency)	(36,252)	15,012
Total liabilities and equity (deficiency)	$79,219	$117,784

Going concern (note 1), subsequent events (note 14)

The accompanying notes are an integral part of the condensed interim consolidated financial statement

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenues	$25	$36	$235	$238

Expenses
Research and development expenses	3,951	3,981	8,835	7,996
Administration expenses	8,551	8,503	16,688	17,580
Impairment (note 6)	341	—	341	—
Loss (gain) on foreign exchange	(480)	566	(307)	(592)
Finance costs	1,661	287	2,833	524
Change in fair value of financial instruments measured at fair value through profit or loss (note 9)	(1,402)	—	(1,556)	—
Loss from continuing operations before income taxes	$(12,597)	$(13,301)	$(26,599)	$(25,270)

Current income taxes	$—	$(144)	$—	$(144)
Net loss from continuing operations	$(12,597)	$(13,157)	$(26,599)	$(25,126)

Loss from discontinued operations
Gain on sale of subsidiaries, net of income taxes $nil (note 3)	10,698	—	10,698	—
Loss from discontinued operations, net of income taxes (note 3)	(30,234)	(14,659)	(37,081)	(30,347)
Net loss	$(32,133)	$(27,816)	$(52,982)	$(55,473)

Net loss attributable to:
Non-controlling interests - continuing operations	$(93)	$(56)	$(677)	$(369)
Owners of the parent
- Continuing operations	(12,504)	(13,101)	(25,922)	(24,757)
- Discontinued operations	(19,536)	(14,659)	(26,383)	(30,347)
	$(32,040)	$(27,760)	$(52,305)	$(55,104)
Net loss	$(32,133)	$(27,816)	$(52,982)	$(55,473)

Attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.42)	$(0.56)	$(0.87)	$(1.06)
From discontinued operations	(0.65)	(0.63)	(0.88)	(1.29)
Total loss per share	$(1.07)	$(1.19)	$(1.75)	$(2.35)
Weighted average number of outstanding shares (in thousands)	29,944	23,420	29,944	23,403

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net Loss	$(32,133)	(27,816)	$(52,982)	$(55,473)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	35	25	57	(51)
Exchange differences on translation of foreign operations from discontinued operations	(104)	(37)	(140)	119
Reclassification of exchange differences on translation of foreign operations sold to consolidated statement of operations (note 3)	(44)	—	(44)	—
Total other comprehensive income (loss)	$(113)	$(12)	$(127)	$68
Total comprehensive loss	$(32,246)	$(27,828)	$(53,109)	$(55,405)

Total comprehensive loss attributable to:
Non-controlling interests	$(93)	$(56)	$(677)	$(369)
Owners of the parent
- Continuing operations	(12,469)	(13,076)	(25,865)	(24,808)
- Discontinued operations	(19,684)	(14,696)	(26,567)	(30,228)
Total comprehensive loss	$(32,246)	$(27,828)	$(53,109)	$(55,405)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity (deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2020	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	—	—	—	—	(55,104)	(55,104)	(369)	(55,473)
Foreign currency translation reserve	—	—	—	68	—	68	—	68
Issuance of shares (note 11a)	1,240	—	—	—	—	1,240	—	1,240
Share-based payments expense (note 11b)	—	4,801	—	—	—	4,801	—	4,801
Share-based compensation paid in cash (note 11b)	—	(40)	—	—	—	(40)	—	(40)
Shares issued pursuant to restricted share unit plan (note 11b)	9,764	(9,764)	—	—	—	—	—	—
Share issuance cost	—	—	—	—	(8)	(8)	—	(8)
Balance at June 30, 2020	943,955	38,529	95,856	(3,031)	(1,022,163)	53,146	(7,624)	45,522
Balance as of January 1, 2021	977,261	39,877	95,856	(2,846)	(1,087,049)	23,099	(8,087)	15,012
Net loss	—	—	—	—	(52,305)	(52,305)	(677)	(52,982)
Foreign currency translation reserve	—	—	—	(83)	—	(83)	—	(83)
Reclassification of exchange differences on translation of foreign operations to consolidated statement of operations (note 3)	—	—	—	(44)		(44)	—	(44)
Share-based payments expense (note 11b)	—	1,866	—	—	—	1,866	—	1,866
Share-based compensation paid in cash	—	(21)	—	—	—	(21)	—	(21)
Balance at June 30, 2021	977,261	41,722	95,856	(2,973)	(1,139,354)	(27,488)	(8,764)	(36,252)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Six months ended June 30	2021	2020
Cash flows used in operating activities
Net loss from continuing operations during the period	$(26,599)	$(25,126)
Net loss from discontinued operations during the period	(26,383)	(30,347)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	6,129	2,805
Loss from disposition of capital and intangible assets	(335)	83
Gain on sale of subsidiaries (note 3)	(10,698)	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 9)	(1,556)	—
Impairment losses (note 6)	341	—
Gain on extinguishments of liabilities	—	(79)
Provision expense (note 8)	21,928	—
Share-based payments expense (note 11b)	1,845	4,761
Depreciation of capital assets (note 4)	1,121	1,314
Depreciation of right-of-use assets (note 5)	736	2,264
Amortization of intangible assets (note 6)	922	494
	(32,549)	(43,831)
Change in non-cash working capital items	2,902	11,894
	$(29,647)	$(31,937)
Cash flows used in financing activities
Repayment of principal on long-term debt	—	(165)
Repayment of interest on long-term debt (note 10)	(973)	(503)
Payments of principal on lease liabilities (note 7)	(3,752)	(3,066)
Payment of interest on lease liabilities (note 7)	(1,251)	(853)
Debt, share and warrants issuance costs	(158)	(8)
	$(6,134)	$(4,595)
Cash flows from (used in) investing activities
Additions to capital assets	(208)	(370)
Additions to intangible assets	(118)	(499)
Proceeds from sale of discontinued operations business	21,400	1,175
Transaction costs paid relating to the sale of discontinued operations business	(265)	(787)
Proceeds from disposal of capital assets	49	—
Release of restricted cash	161	—
Interest received	39	283
	$21,058	$(198)

Net change in cash and cash equivalents during the period	(14,723)	(36,730)
Net effect of currency exchange rate on cash and cash equivalents	(704)	1,431
Cash and cash equivalents, beginning of period	45,075	61,285
Cash and cash equivalents, end of period	$29,648	$25,986
Comprising of:
Cash	29,648	21,806
Cash equivalents	—	4,180
	$29,648	$25,986

Cash flows from discontinued operations are presented in note 3.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1.	Nature of operations and going concern

Liminal BioSciences Inc. (“Liminal” or “the Company”) is incorporated under the Canada Business Corporations Act and is a publicly traded clinical-stage biotechnology company (Nasdaq symbol: LMNL) focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. The Company’s lead product candidate, fezagepras is in the clinical development stage and its GPR84 antagonist and OXER1 antagonist R&D programs are currently both at the pre-clinical research stage.

The Company previously operated a segment devoted to the development of plasma-derived therapeutics, leveraging Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma and received approval, from the U.S. Food and Drug Administration or FDA in June 2021 for its plasma-derived product Ryplazim® (plasminogen) or Ryplazim®, a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. The Company is in the process of divesting itself of this segment and consequently, certain assets and liabilities have been classified as held for sale in the consolidated statements of financial position at June 30, 2021. These activities are also presented as discontinued operations in the unaudited condensed interim consolidated financial statements for the quarters and the six months ended June 30, 2021 and 2020, or interim financial statements (note 3).

The Company’s registered office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has Research and Development facilities in Canada and the U.K., and manufacturing facilities in Canada.

Structured Alpha LP or SALP has been Liminal’s majority and controlling shareholder since the debt restructuring on April 23, 2019 and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd. is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement. Prior to this date, Liminal did not have a controlling parent.

The interim financial statements are presented in Canadian dollars, $ or CA$, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the six months ended June 30, 2021, the Company incurred a net loss of $53.0 million ($55.5 million for the six months ended June 30, 2020) and had negative operating cash flows of $29.6 million ($31.9 million for the six months ended June 30, 2020). In addition at June 30, 2021, the Company had a working capital of $38.3 million ($49.2 million at December 31, 2020) and an accumulated deficit of $1,139.4 million ($1,087.0 million at December 31, 2020). After the June 30, 2021 quarter end, the Company’s subsidiary, Prometic Biotherapeutics Inc., or PBT, entered into a definitive agreement on August 6, 2021 for the sale of the Priority Review Voucher, or PRV, it received on June 4, 2021 in conjunction with the FDA approval of its Biologics License Application for Ryplazim® for a purchase price of US$105 million (note 14). The closing is subject to customary closing conditions, including all applicable U.S. antitrust clearance requirements. Given Liminal's current financial position and considering its main activities continue to be in the R&D stage, management has concluded it will need additional sources of financing to ensure it has sufficient funds to continue its operations for at least the next 12 months.

The Company continues operating at lower spending levels than historically, pacing investments on new research programs, and reducing infrastructure cost, where possible. Until the Company closes the sale of the PRV, completes a significant financing, or it can generate sufficient revenues to finance its future cash requirements, it may likely need to secure additional external financing which may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

On August 6, 2021, the Company’s subsidiary, Prometic Biotherapeutics Inc., or PBT, entered into a definitive agreement to for the sale of the Priority Review Voucher, or PRV, it received on June 4, 2021 in conjunction with the FDA approval of it Biologics License Application for Ryplazim® for a purchase price of US$105 million. Also, prior to the close of the transaction, PBT will need to pay Prometic Bioproduction Inc., or PBP, which is now owned by Kedrion S.p.A., or Kedrion, an amount equivalent to 30% of the net proceeds it receives from the sale of the PRV in compensation for past services (note 14).

Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital or monetize the PRV, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies
a)	Accounting framework

These interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS and which can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on August 15, 2021 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b)	New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2020 audited annual consolidated financial statements except for the adoption of the following amendment on January 1, 2021.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The adoption of this amendment had no impact on the interim financial statements since the Company has not benefited from COVID-19 related rent concessions.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

c)	New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments to IAS 1, Presentation of Financial Statements (IAS 1) and IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8)

The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies and provides guidance to apply materiality judgments to accounting policy disclosure. The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. The Company is evaluating the impact of these changes on its financial statements.

d)	Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the audited annual consolidated financial statements for the year ended December 31, 2020, remain unchanged.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

3.	Assets and liabilities held for sale and discontinued operations

The Company entered into two share purchase agreements or SPA(s), with Kedrion; the first for the sale of its plasma collection centers operated by Prometic Plasma Resources Inc. and Prometic Plasma Resources USA Inc., and the second for the sale of its Ryplazim® business operated through its subsidiaries PBP, the Company’s plasma-derived therapeutics manufacturing facility and PBT, holder of the biologics license application or BLA for Ryplazim®. This represents the majority of Liminal’s plasma-derived therapeutics segment.

The sale of the plasma collection centers was closed on May 21, 2021. Concurrently with the closing of this transaction, the Company entered into an option agreement or Option which granted to Kedrion the right to acquire the Ryplazim business by June 15, 2021 which was subsequently extended to June 22, 2021. The SPA for the Ryplazim® business was signed on June 22, 2021. The sale of PBP closed on July 9, 2021 and the sale of PBT is to be completed as soon as practicable but after the Company has completed the sale of the PRV it received in connection with the approval of the Ryplazim® BLA. Between the original expiry date of the Option and the sale of PBP, the Company received additional proceeds compensating the Company for the extension of the option and the operating costs of PBP until that date. On August 6, 2021, the Company’s subsidiary, PBT, entered into a definitive agreement to for the sale of the PRV. Pursuant to the terms of the agreement, PBT would receive an upfront payment of US$105 million (US$103.5 million net of selling costs) upon closing of the transaction. The closing is subject to customary closing conditions, including expiration of applicable U.S. antitrust clearance requirements.

As a result of the signing of the SPA for the Ryplazim® business, the assets and liabilities of PBP and PBT also referred to as the disposal group, met the criteria to be classified as held for sale at June 30, 2021. The Company has reclassified all of the assets and liabilities pertaining to the disposal group, whether they were previously classified as current or non-current in the consolidated statements of financial position, under the held for sale lines, presented in the current portion of the consolidated statement of financial position at June 30, 2021. The accumulated other comprehensive loss pertaining to the disposal group was also presented separately.

The major classes of assets, liabilities and accumulated other comprehensive income pertaining to the disposal group and classified as held for sale are as follows:

Accounts receivable	$1,503
Inventories	4,571
Prepaids	322
Other long-term assets	50
Capital assets	9,303
Intangible assets	8,657
Right-of-use assets	3,864
Total assets of disposal group held for sale	28,270

Accounts payable and accrued liabilities	3,151
Current portion of lease liabilities	989
Long-term portion of lease liabilities	3,955
Total liabilities of disposal group held for sale	8,095

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Discontinued operations

During the quarter ended March 31, 2021, the Company had determined that the plasma collection activities met the criteria to be presented as discontinued operations for the current quarter and comparative periods. Results of operations and other comprehensive loss of that disposal group had been presented as discontinued operations. Following the signing of the SPA for the Ryplazim® business, the results of PBP and PBT have also been presented as discontinued operations and well as the results of Prometic Biotherapeutics Ltd, a subsidiary that was also part of the plasma-derived therapeutics segment but was not sold and which operations will cease. The revenues and costs relating to these activities were reclassified and presented retrospectively in the consolidated statements of operations, statement of comprehensive loss for the quarters and six months ended June 30, 2021 and 2020 and notes to the interim financial statements as discontinued operations. When presenting the result of discontinued operations, certain adjustments are made to past cost allocations if those costs are expected to be retained by the continuing operations. As such, the results from discontinued operations will not equal the historical losses from the plasma-derived therapeutic segment.

Since the Company’s continuing operations all pertain to the small molecule segment, Liminal will no longer be presenting segmented information.

Previously, on November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, representing the majority of its bioseparations operations and all of the bioseparations revenues. The results of the comparative periods of the business sold have also been presented as discontinued operations, however for the quarter and six months ended June 30, 2020, the results of this discontinued operation were $nil.

The consolidated statement of cash flows were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note.

Results and cash flows from discontinued operations

The net loss from the discontinued operations for the quarters and six months ended June 30, 2021 and 2020 are follows:

	Quarter ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Plasma-derived therapeutics segment:
Revenues	$423	$504	$949	$1,405

Expenses
Cost of sales and other production expenses	750	468	1,456	1,104
Research and development expenses 1)	27,992	11,806	32,355	24,824
Administration expenses	1,095	1,348	2,190	2,943
Gain on foreign exchange	(4)	(27)	(138)	(1)
Finance costs	823	1,565	2,166	2,958
Gain on extinguishment of liabilities	—	—	—	(79)
Current income taxes	1	3	1	3
Loss from discontinued operations, net of income taxes	$(30,234)	$(14,659)	$(37,081)	$(30,347)

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1)	The cost of an onerous contract (note 8) is included in research and development expenses for the quarter and six months ended June 30, 2021.

The cash flows from discontinued operations for the quarters and six months ended June 30, 2021 and 2020 are as follows:

	June 30, 2021	June 30, 2020
Bioseparations activities
Cash flows from investing activities	$—	$388
Cash generated during the period	$—	$388

Plasma-derived therapeutic activities
Cash flows from in operating activities 1)	$4,734	$5,265
Cash flows used in financing activities	(3,469)	(3,192)
Cash flows from (used) in investing activities	20,250	(222)
Net effect of currency exchange rate on cash	(31)	89
Cash flows generated during the period	$21,484	$1,940
Total cash flows generated from discontinued operations	$21,484	$2,328

1) When compiling the cash flows from discontinued operations which include only certain entities from the Liminal group of companies, intra-group cash transfers between entities in the discontinued operations group and those part of continuing activities, for example the funding provided by Liminal Biosciences Inc. to the discontinued operations, are included as part of the operating activities cash flows.

Gain on sale of subsidiaries

The details of the gain on sale of subsidiaries during the quarter ended June 30, 2021 is provided in the table below.

Sale of plasma collection entities
Fair value of the consideration received and receivable	$12,826
Less:
Carrying amount of net assets sold	10,849
Transaction costs	204
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	(44)
Gain on sale of plasma collection entities	1,817

Sale of Ryplazim entities
Fair value of proceeds received or receivable at June 30, 2021	9,084
Less:
Transaction costs	203
Gain on sale of Ryplazim entities recognized at June 30, 2021	8,881
Gain on sale of subsidiaries, net of income taxes $nil	$10,698

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

The carrying amounts of the assets and liabilities sold as part of the sale of the plasma collection centers are as follows:

Accounts receivable	$137
Inventories	8,441
Prepaids	21
Other long-term assets	54
Capital assets	2,376
Right-of-use assets	2,000
Intangible assets	1,092
Total assets	$14,121
Accounts payable and accrued liabilities	639
Deferred revenue	-
Current portion of lease liabilities	665
Long-term portion of lease liabilities	1,968
Total liabilities	$3,272
Net assets sold	$10,849

In addition to the details above, on July 9, 2021, the Company received US$9.1 million at the closing of the sale of PBP. The PBT sale transaction is not closed as of the date of these interim financial statements. As part of the SPA covering this upcoming transaction, the Company is to receive proceeds of approximately US$5.2 million subject to an adjustment for working capital. Also, prior to the close of the transaction, PBT will need to pay PBP, which is now owned by Kedrion, an amount equivalent to 30% of the net proceeds it receives from the sale of the PRV in compensation for past services.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

4.	Capital assets

			Production	Furniture and
	Land and	Leasehold	and laboratory	computer
	Buildings	improvements	equipment	equipment	Total
Cost
Balance at January 1, 2021	$4,567	$7,349	$29,904	$3,365	$45,185
Additions	—	—	60	4	64
Disposals	—	(399)	(1,420)	(301)	(2,120)
Sold - discontinued operations (note 3)	—	(1,921)	(973)	(212)	(3,106)
Effect of foreign exchange differences	—	(107)	(45)	(9)	(161)
Reclassified to assets held for sale (note 3)	—	(4,403)	(20,552)	(1,875)	(26,830)
Balance at June 30, 2021	$4,567	$519	$6,974	$972	$13,032

Accumulated depreciation
Balance at January 1, 2021	$804	$2,901	$20,208	$2,481	$26,394
Depreciation expense	96	242	586	197	1,121
Disposals	—	(400)	(1,236)	(303)	(1,939)
Sold - discontinued operations (note 3)	—	(273)	(335)	(122)	(730)
Effect of foreign exchange differences	—	(12)	(8)	(5)	(25)
Reclassified to assets held for sale (note 3)	—	(2,121)	(13,923)	(1,483)	(17,527)
Balance at June 30, 2021	$900	$337	$5,292	$765	$7,294

Carrying amounts
At June 30, 2021	$3,667	$182	$1,682	$207	$5,738
At December 31, 2020	3,763	4,448	9,696	884	18,791

5.	Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Net book value as at January 1, 2021	$8,086	$426	$45	$8,557
Lease modifications and other remeasurements	(8)	1	(11)	(18)
Sold - discontinued operations (note 3)	(1,717)	(272)	(11)	(2,000)
Depreciation expense	(642)	(83)	(11)	(736)
Effect of foreign exchange differences	(78)	(6)	(5)	(89)
Reclassified to assets held for sale (note 3)	(3,791)	(66)	(7)	(3,864)
Net book value at June 30, 2021	$1,850	$—	$—	$1,850

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

6.Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2021	$162,064	$6,783	$3,306	$172,153
Additions	—	93	(1)	92
Disposals	—	(12)	—	(12)
Sold - discontinued operations (note 3)	(1,268)	—	(345)	(1,613)
Effect of foreign exchange differences	1	(19)	(19)	(37)
Reclassified to assets held for sale (note 3)	(13,739)	(1,393)	(2,122)	(17,254)
Balance at June 30, 2021	$147,058	$5,452	$819	$153,329

Accumulated amortization
Balance at January 1, 2021	$150,528	$4,429	$1,704	$156,661
Amortization expense	109	534	279	922
Disposals	—	(3)	(1)	(4)
Sold - discontinued operations (note 3)	(433)	—	(88)	(521)
Impairments	—	341	—	341
Effect of foreign exchange differences	18	(22)	(7)	(11)
Reclassified to assets held for sale (note 3)	(6,861)	(507)	(1,229)	(8,597)
Balance at June 30, 2021	$143,361	$4,772	$658	$148,791

Carrying amounts
At June 30, 2021	$3,697	$680	$161	$4,538
At December 31, 2020	11,536	2,354	1,602	15,492

During the quarter ended June 30, 2021, the Company decided it would not be moving fezagepras into a Phase 2 clinical study in Idiopathic Pulmonary Fibrosis or IPF, and a Phase 1a/2b study in hypertriglyceridemia following its analysis of the interim pharmacokinetic (PK) results from the ongoing fezagepras multiple ascending dose (MAD) study which was still ongoing during the quarter ended June 30, 2021. As a result of these decisions which were considered impairment indicators, the Company proceeded to record an impairment on the carrying value of the related patents of $341 reducing their value to their estimate recoverable value of $nil. Other fezagepras patents were unaffected by the above decisions.

7.	Lease liabilities

Balance at January 1, 2021	$33,452
Additions	—
Interest expense	2,636
Payments	(5,003)
Derecognized - discontinued operations (note 3)	(2,633)
Lease modification and other remeasurements	1,058
Effect of foreign exchange differences	(430)
Reclassified to liabilities held for sale	(4,944)
Balance at June 30	$24,136
Less current portion of lease liabilities	4,807
Long-term portion of lease liabilities	$19,329

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Interest expense on lease liabilities for the quarter and six months ended June 30, 2021 was $1,283 and $2,636 ($1,604 and $3,153 for the quarter and six months ended June 30, 2020) and is included as part of finance costs in the consolidated statement of operations.

8.	Provisions

The Company has a long-term contract with a contract development and manufacturing organization, or CDMO for which it has no use as it exits the Ryplazim® business. As such, the Company recorded a provision for onerous contract for an amount of $21,928 representing the discounted value of the minimum purchase commitment set forth under the contract using the available 5-year early cancellation notification period. The Company is investigating different avenues to potentially reduce the impact of this contract on its future cash outflows. This expense is included as part of the net loss from discontinued operations for the quarter and six months ended June 30, 2021.

Provision recognized during the period	$21,928
Less current portion of provisions	3,078
Long-term portion of provisions	$18,850

9.	Warrant liability

As part of the consideration for the private placement completed on November 3, 2020 where SALP and another investor participated equally, and a subsequent amendment to this private placement agreement on November 25, 2020, the Company issued a total of 7,894,734 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at US$5.50 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in US$ which is different than the functional currency of Liminal which is the CA$. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

The fair value of the November 2020 warrants was $10,084 and $11,640 at June 30, 2021 and December 31, 2020 respectively. The fair value for the November 2020 warrants held by SALP was $5,042 and $5,820 on those same dates. A gain of $1,402 and $1,556, resulting from the change in fair value of the November 2020 warrants during the quarter ended June 30, 2021 and the 6 months ended June 30, 2021, respectively was recognized in the consolidated statement of operations.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	June 30,	December 31,
	2021	2020
Underlying common share fair value (in US$)	$3.89	$4.20
Remaining life until expiry	4.3	4.8
Volatility	51.0%	49.0%
Risk-free interest rate	0.75%	0.34%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in US$)	$1.22	$1.41
Fair value of exercise price adjustment mechanism (in US$)	$0.21	$0.22
Illiquidity discount	28.0%	29.0%
Fair value of a warrant (in US$)	$1.03	$1.16
Fair value of a warrant (in CA$)	$1.28	$1.47

10.	Long-term debt

Balance at January 1, 2021	$40,532
Stated and accreted interest	2,191
Repayment of stated interest	(973)
Balance at June 30, 2021	$41,750

At June 30, 2021, the carrying amount of the debt comprised the following loans:

First term loan having a principal of $10,000 maturing on April 23, 2024 bearing stated interest of 8% per annum (effective interest rate of 15.05%) 1)	$9,295
Second term loan having a principal of $29,123 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 10.47%) 1)	29,855
Secured convertible debentures having an aggregate principal amount of $2,410 maturing on March 31, 2022 bearing stated interest of 8% per annum (effective interest rate of 8.24%) 2)	2,600
$41,750
Less current portion of long-term debt	(2,600)
Long-term portion of long-term debt	$39,150
1)

The first and second term loans issued under the consolidated loan agreement with SALP are secured by all the assets of the Company and require that certain covenants be respected including maintaining an adjusted working capital ratio.

2)

The secured convertible debentures are secured by all the assets of Fairhaven. The Company’s security interest created pursuant to its consolidated loan agreement with SALP, its parent, is subordinated to the security interest on the Fairhaven assets.

At June 30, 2021, the Company was in compliance with all of its covenants under its long-term debt agreements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

11.	Share capital and other equity instruments
a)	Share capital

Changes in the issued and outstanding common shares of the Company during the quarters ended June 30, 2021 and 2020 were as follows:

	June 30, 2021		June 30, 2020
	Number	Amount	Number	Amount
Balance - beginning of period	29,943,839	$977,261	23,313,164	$932,951
Issued to acquire assets	—	—	96,833	1,240
Shares issued pursuant to a restricted share units plan (note 11b)	—	—	10,355	9,764
Balance - end of period	29,943,839	$977,261	23,420,352	$943,955

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018. This transaction was accounted for as an extinguishment of the license acquisition payment obligation and the difference between the carrying value of the liability of $1,319 and the amount recorded for the shares issued of $1,240, which were valued at the market price of the shares on their date of issuance, was recorded as a gain on extinguishment of liabilities of $79 during the quarter ended March 31, 2020.

b)	Contributed surplus (Share-based payments)

Stock options

For stock options having a CA$ exercise price, the changes in the number of stock options outstanding during the quarters ended June 30, 2021 and 2020 were as follows:

	June 30, 2021		June 30, 2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(in CA$)	Number	(in CA$)
Balance - beginning of period	2,485,555	$18.70	2,209,864	$38.72
Granted	—	—	436,570	14.06
Forfeited	(850,274)	15.11	(64,141)	24.42
Expired	—	—	(1,435)	2,433.20
Repriced - options before repricing	—	—	(1,929,685)	35.14
Repriced - options after repricing	—	—	1,929,685	15.21
Balance - end of period	1,635,281	$20.56	2,580,858	$18.67

For stock options having a US$ exercise price, the changes in the number of stock options outstanding during the quarter ended June 30, 2021 were as follows:

		June 30, 2021
		Weighted
		average
		exercise price
	Number	(in US$)
Balance - beginning of period	305,000	$4.70
Granted	90,000	4.65
Balance - end of period	395,000	$4.69

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

2021

In January 2021, 40,000 stock options having an exercise price of US$5.34, of which 20,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In June 2021, 50,000 stock options having an exercise price of US$4.09, of which 25,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the six months ended June 30, 2021 were as follows:

Expected dividend rate	—
Expected volatility of share price	115.5%
Risk-free interest rate	0.99%
Expected life in years	6.5
Weighted average grant date fair value	$5.00

2020

In March 2020, Liminal’s Board of Directors approved a plan to reduce the exercise price of the stock options originally issued in June 2019, which were held by active employees and directors at the time of the repricing. On May 26, 2020, a revised exercise price, pending approval, of $15.21 was determined, changing the exercise price to the higher of (i) $15.21 and (ii) the five trading-day VWAP of Liminal common shares on the repricing date. On June 8, 2020, the repricing of 1,929,685 of the outstanding stock options having exercise prices of $27.00 and $36.00 to the revised exercise price was approved at the Company’s annual shareholder meeting.

Although the stock options were not repriced until May 26, 2020, management concluded that the service period for employees and directors to earn the modified awards had commenced from the date the Company informed the holders of these stock options of the repricing proposal and the expense resulting from the repricing plan should be recognized starting from that date. Using the revised exercise price of $15.21, the Company calculated the final incremental fair value of the repricing on the grant date of May 26, 2020 to be $3,000. This incremental fair-value will be amortized from the services commencement date of March 25 over the remaining vesting period of the repriced options. The incremental grant date fair value of the repriced options was estimated based on the Black-Scholes option-pricing model calculated before and after the effect of the repricing. The following Black-Scholes assumption were used:

Expected dividend rate	—
Expected volatility of share price	93.2%
Risk-free interest rate	0.4%
Expected life in years	6.3
Weighted average grant date incremental fair value	$1.55

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At June 30, 2021, stock options issued and outstanding denominated in CA$ and US$ by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CA$	outstanding	(in years)	(CA$)	exercisable	(CA$)
$7.86 - $11.99	171,250	8.3	$9.58	68,672	$9.73
$14.06	323,926	8.9	14.06	112,972	14.06
$15.21	1,083,328	7.9	15.21	580,241	15.21
$27.00 - $3,170.00	56,777	7.6	192.87	56,303	189.91
	1,635,281	8.2	$20.56	818,188	$26.61
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in US$	outstanding	(in years)	(US$)	exercisable	(US$)
$4.09 - $5.34	375,000	9.5	$4.36	165,000	$4.37
$10.80	20,000	9.3	10.80	3,333	10.80
	395,000	9.5	$4.69	168,333	$4.50

A share-based payment compensation expense of $957 and $1,866 was recorded for the stock options for the quarter and six months ended June 30, 2021 respectively ($2,407 and $4,770 for the quarter and six months ended June 30, 2020).

Restricted share units

Changes in the number of restricted share units or RSU outstanding during the six months ended June 30, 2021 and 2020 were as follows:

	June 30,	June 30,
	2021	2020
Balance - beginning of period	4,216	17,565
Forfeited	(4,048)	(24)
Released	—	(10,355)
Paid in cash	(144)	(2,948)
Balance - end of period	24	4,238

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

There was no share-based payment compensation expense recorded during the quarter and six months ended June 30, 2021.

During the first quarter of 2020, 2,948 RSU were paid in cash resulting in a reduction to contributed surplus of $40. At June 30, 2021, all outstanding RSU were vested. A share-based payment compensation expense of $17 and $31 was recorded during the quarter and the six months ended June 30, 2020.

Share-based payments expense

The total share-based payments expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarter and six months ended June 30, 2021 and 2020 as indicated in the following table:

	Quarter ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Research and development expenses	$467	$904	$437	$1,920
Administration, selling and marketing expenses	899	1,340	1,873	2,696
Loss from discontinued operations	(409)	180	(444)	185
	$957	$2,424	$1,866	$4,801

c)	Warrants

 There were no changes in the number of warrants having a CA$ exercise price during the six months ended June 30, 2021 and 2020. At June 30, 2021 and 2020, the number of warrants outstanding by exercise price were as follows:

	June 30, 2021		June 30, 2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(CA$)	Number	(CA$)
Balance of warrants - end of period	172,735	$84.33	172,735	$84.33

There were no changes in the number of warrants having a US$ exercise price during the six months ended June 30, 2021. These are the same warrants presented as a warrant liability (note 9) and they are listed here with the warrants classified as equity instruments, simply so the readers may see all the warrants outstanding together. There were no warrants having a US$ exercise price issued during the six months ended June 30, 2020. At June 30, 2021, the number of warrants outstanding by exercise price were as follows:

	June 30, 2021
		Weighted
		average
		exercise price
	Number	(US$)
Balance of warrants - end of period	7,894,734	$5.50

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At June 30, 2021, the weighted average exercise prices (in CA$ or in US$) and expiry dates for the warrants outstanding are as follows:

	Number	Expiry date	Exercise price (CA$)
	4,000	January 2023	3,000.00
	168,735	April 2027	15.21
Warrants outstanding with an exercise price in CA$	172,735		$84.33
	Number	Expiry date	Exercise price (US$)
Warrants outstanding with an exercise price in US$	7,894,734	November 2025	$5.50

12.	Government grants

The Company recognized government grants in connection with the Canada Emergency Wage and Rent Subsidy programs from the second quarter of 2020, the commencement of the programs, until it ceased to be eligible to the programs during the second quarter of 2021, following the sale of its plasma collection centers (note 3).

These government grants were recorded as a reduction of salary and rent expenses and are recognized as follows in the consolidated statement of operations:

	Quarter ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Research and development expenses	$149	$460	$512	$460
Administration expenses	115	584	411	584
Loss from discontinued operations	940	1,901	3,182	1,901
	$1,204	$2,945	$4,105	$2,945

13.Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes accordingly to the nature of the transactions. All material transactions with and balances owed to SALP are disclosed in notes 9 and 10, where the transactions are disclosed and otherwise in this note.

These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the quarter and six months ended June 30, 2021, the Company recorded an interest expense of $1,054 and $2,091, and paid interest of $nil and $973, respectively on its loans with its parent, SALP. For the quarter and six months ended June 30, 2020, the Company recorded an interest expense of $311 and $619 and paid interest of $252 and $503, respectively. During the quarter and six months ended June 30, 2021, the Company also recorded $145 in legal expenses ($nil for the quarter and six months ended June 30, 2020), incurred by SALP that it is required to reimburse pursuant to certain indemnification obligations under the subscription agreement it signed with SALP on April 14, 2019.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

14.	Subsequent events

On July 9, 2021, the Company closed the sale of PBP, its plasma derived therapeutics’ manufacturing facility to Kedrion for US$9.1 million, subject to closing adjustments. On August 6, 2021, the Company’s subsidiary PBT, entered into a definitive agreement for the sale of the PRV it received on June 4, 2021 in conjunction with the FDA approval of it Biologics License Application for Ryplazim®. Pursuant to the terms of the agreement, PBT would receive an upfront payment of US$105.0 million (US$103.5 net of selling costs) upon closing of the transaction. The closing is subject to customary closing conditions, including all applicable U.S. antitrust clearance requirements. Also, prior to the close of the transaction, PBT will need to pay PBP, which is now owned by Kedrion, an amount equivalent to 30% of the net proceeds it receives from the sale of the PRV in compensation for past services. These transactions are further discussed in note 3.